UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                            SCHEDULE 13D/A

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 8)

                       THE ALPINE GROUP, INC.
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                         (Name of Issuer)

               COMMON STOCK, PAR VALUE $.10 PER SHARE
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                     (Title Class of Securities)

                              020825105
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                           (CUSIP Number)

                        Mikhail A. Filimonov
                          Dimitri Sogoloff
                Alexandra Investment Management, Ltd.
          (formerly named Hermes Capital Management, Ltd.)
                           237 Park Avenue
                      New York, New York  10017
                           (212) 808-3780
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                      March 6, 7, and 18, 1997
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      (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                       SCHEDULE 13D/A

CUSIP No.    020825105                    Page  2  of  7  Pages


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Alexandra Investment Management, Ltd.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (A) []   (B)[]

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*

              AF,OO

    5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    []

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

 NUMBER   7     SOLE VOTING POWER
   OF
 SHARES           794,591 shares**

BENEFICI  8     SHARED VOTING POWER
  ALLY
 OWNED
BY EACH   9     SOLE DISPOSITIVE POWER
REPORT-
  ING             794,591 shares**

 PERSON   10     SHARED DISPOSITIVE POWER
  WITH

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              794,591 shares**

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        []


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.57%

   14     TYPE OF REPORTING PERSON*

              IA,CO

 **   Shares reported herein are also beneficially owned by
            other reporting persons.  See Item 5.



                       SCHEDULE 13D/A

CUSIP No.    020825105                    Page  3  of  7  Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Dimitri Sogoloff

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (A) []   (B)[]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

             AF,OO

   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    []


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.

 NUMBER  7     SOLE VOTING POWER
   OF
 SHARES           -0-

BENEFICI 8     SHARED VOTING POWER
  ALLY
 OWNED             794,591 shares**
BY EACH  9     SOLE DISPOSITIVE POWER
REPORT-
  ING             -0-

 PERSON  10     SHARED DISPOSITIVE POWER
  WITH             794,591 shares**

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

             794,591 shares**

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         []


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.57%

   14    TYPE OF REPORTING PERSON*

             IN

 **   Shares reported herein are also beneficially owned by
            other reporting persons.  See Item 5.



                       SCHEDULE 13D/A

CUSIP No.    020825105                    Page  4  of  7  Pages


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Mikhail A. Filimonov

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (A) []   (B)[]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              AF,OO

   5      CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    []


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.

 NUMBER   7     SOLE VOTING POWER
   OF
 SHARES           -0-

BENEFICI  8     SHARED VOTING POWER
  ALLY
 OWNED              794,591 shares**
BY EACH   9     SOLE DISPOSITIVE POWER
REPORT-
  ING             -0-

 PERSON   10     SHARED DISPOSITIVE POWER
  WITH              794,591 shares**

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              794,591 shares**

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         []


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.57%

   14     TYPE OF REPORTING PERSON*

              IN

 **   Shares reported herein are also beneficially owned by
            other reporting persons.  See Item 5.




   This Amendment No. 8 amends and supplements the Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, $.10 par value per share (the "Common Stock"), of The Alpine Group, Inc., a Delaware corporation (the "Company"), previously filed by Alexandra Investment Management, Ltd. (formerly named Hermes Capital Management, Ltd.) (the Advisor") and certain related persons. Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.


                             *     *     *

Item 3 is hereby amended to add the following information:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds required for the purchases of shares were obtained from cash in the account managed by the Advisor.

Item 4 is hereby amended to add the following information:


ITEM 4. PURPOSE OF TRANSACTION

     The purchases and sales of shares of Common Stock described in
Item 5 hereof were effected as investment management decisions. Subject to the terms of the Exchange Agreement, the Adviser, the Partnership, and the Other Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of their shares of Common Stock at any time.

     Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5 is hereby amended to add the following information:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, a managed account of the Adviser directly beneficially owned 794,591 shares of Common Stock, comprising approximately 4.57% of the approximately 17,397,654 shares of Common Stock outstanding, (as reported in the Company's Quarterly Report on Form 10-Q to be outstanding as of March 14, 1997). In its capacity as investment adviser to the managed account, such shares may also be deemed to be owned beneficially by the Adviser and, in their capacity as executive officers of the Adviser, also by Messrs. Sogoloff and Filimonov.

     (b) The Advisor, in its capacity as investment adviser to the managed account, may be deemed to have the power to vote or to dispose of the 794,591 shares of Common Sock owned by the managed account. In their capacity as executive officers of the Adviser, Messrs. Filimonov and Sogoloff may be deemed to have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the Exchange Act.

     (c) The following transactions were effected since January 14, 1997 in broker transactions:

Date           Purchase (P) or    Number of Shares   Price Per Share
               Sale (S)
1/14/97                P          28,000             $8.3705
1/15/97                P          15,000             8.375
1/17/97                P          5,500              8.75
1/31/97                P          20,000             8.25
2/6/97                 P          2,300              8.375
2/7/97                 P          38,000             8.4408
2/19/97                P          100                8.25
2/25/97                P          15,600             8.50
2/25/97                S          51,000             8.625
3/5/97                 S          173,000            8.5759
3/6/97                 S          102,500            8.50
3/7/97                 S          373,500            8.5783
3/10/97                S          14,600             8.75
3/11/97                S          35,000             8.625
3/11/97                S          27,500             8.75
3/12/97                P          10,000             8.625
3/12/97                P          10,000             8.75
3/13/97                P          40,000             8.625
3/13/97                P          40,000             8.75
3/14/97                P          2,000              8.75
3/14/97                S          150,000            8.75
3/14/97                P          6,500              8.625
3/14/97                P          4,600              8.7228
3/18/97                S          80,000             9.3281



                              SIGNATURES
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 19, 1997

                         ALEXANDRA INVESTMENT MANAGEMENT, LTD.



                         By:    /s/Mikhail A. Filimonov
                           ------------------------------------------




                         Chairman and Chief Executive Officer



                         /s/Dimitri Sogoloff
                         ---------------------------------------------
                         DIMITRI SOGOLOFF



                         /s/Mikhail A. Filimonov
                         ---------------------------------------------
                         MIKHAIL A. FILIMONOV